agilysys



INVESTOR PRESENTATION

Q3 Fiscal Year 2025

Forward-looking Statements & Non-GAAP Financial Information

Forward-Looking Language

This presentation contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include, among others, our revenue, subscription revenue and Adjusted EBITDA guidance for the 2024 fiscal year and statements we make regarding expected property management room growth.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the impact macroeconomic factors may have on the overall business environment, our ability to achieve our fiscal 2025 guidance, future revenue growth, the company's ability maintain sales levels, the Company's ability to integrate Book4Time and realize future synergies, and the risks described in the Company’s filings with the Securities and Exchange Commission, including the Company’s reports on Form 10-K and Form 10-Q. Additionally, references to "record" financial and business levels in this document refer only to the time period after Agilysys made the transformation to an entirely hospitality focused software solutions company in FY2014. .

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement that may be made from time to time, whether written or oral, whether as a result of new information, future developments or otherwise.

Use of Non-GAAP Financial Information

To supplement the unaudited consolidated financial statements presented in accordance with U.S. GAAP in this press release, certain non-GAAP financial measures as defined by the SEC rules are used. These non-GAAP financial measures include EBITDA, Adjusted EBITDA, adjusted net income, adjusted basic earnings per share, adjusted diluted earnings per share and free cash flow. Management believes that such information can enhance investors’ understanding of the Company’s ongoing operations.



Our Mission

Helping Our Customers Improve Employee & Guest Experiences, With Dedication To Past, Present & Future Customer Investments In Our Products And Services.

Agilysys Defining Strategy Pillars

Strategy Pillars

1. 100% Hospitality Focused
2. Obsessively Customer-Centric
3. Core Product Focus & Innovation-Driven
4. State-of-the-Art Cloud-Native & On-Premise Options
5. End-To-End Comprehensive Solution Offerings

100% Hospitality Focused - Why It Matters


ALL RESOURCES


EXECUTIVE ACCESS


DOMAIN EXPERTISE


RAPID INNOVATION


FUNCTIONAL DEPTH
Analyze
Loyalty & Promotions
Central Reservations
Book
Guest App
ANALYTICS & RE-ENGAGE
TRIP PLANNING
TRIP BOOKING
PRE-ARRIVAL
Express Kiosk
Express Mobile
Versa Digital Marketing
Food & Beverage
InfoGenesis
Hospitality & Leisure
PMS
Inventory & Procurement
Eatec
SWS
Document Management
DataMagine
SURVEYS
IN-VENUE RESERVATIONS
Pay
Authorize
IG Quick Pay
Gift Card
Reserve
PAYMENTS
IN-VENUE DINING
BACK OF HOUSE OPTIMIZATION
IN-VENUE AMENITIES
IG Fly
IG OnDemand
IG Kiosk
IG KDS
IG PanOptic Kiosk
IG Digital Menu Board
IG Smart Menu
Service
Sales & Catering
Residence Management
Retail
Golf
Spa

Obsessively Customer-Centric - Why It Matters


ROADMAP INFLUENCE


BENEFITS BOTH


EQUAL TREATMENT


EMPATHY


SERVICES & SUPPORT
INVESTMENTS

Core Product Focus & Innovation Driven - Why It Matters


ENGINEERING STRENGTH


CONTINUOUS INNOVATION


PEOPLE & TECHNOLOGY


AUTOMATION


PROBLEM SOLVING

State Of The Art Cloud-native & On-premise Options - Why It Matters


EVOLVING TRENDS


INCREASED SECURITY


CLOUD SCALABILITY


PROVIDE CHOICE
Low Hardware Cost
Backup & Recovery Cost
Security Compliance
Cloud Base (SAAS)
VS
On-Premises
High Hardware Cost
Medium backup Cost
High Maintenance Cost


SPEED OF EXECUTION

End-To-End Comprehensive Solution Offerings - Why It Matters


COMMON PROFILE


GUEST JOURNEY
BOOK ITINERARY
CHECK IN / UPGRADE
GET KEYS
RESERVE A SEAT
HOTEL
HIT THE COURSE
ORDER A BITE
GET PAMPERED
REQUEST SERVICE
PAY
CHECK OUT
RE-ENGAGE


OMNI-CHANNEL


INTEGRATION


SINGLE VENDOR

Agilysys Hospitality Product Suite



Loyalty & Promotions
Analyz
Central Reservations
Book
Guest App
TRIP PLANNING
TRIP BOOKING
ANALYTICS & RE-ENGAGE
PRE-ARRIVAL
Express Kiosk
Express Mobile
Digital Marketing
Food & Beverage
InfoGenesis
Hospitality & Leisure
PMS
Inventory & Procurement
Eatec
SWS
Document Management
DataMagine
SURVEYS
IN-VENUE RESERVATIONS
Pay
Authoriz
IG Quick Pay
Gift Card
Reserve
PAYMENTS
IN-VENUE AMENITIES
IG Fly
IG OnDemand
IG Kiosk
IG KDS
IG PanOptic Kiosk
IG Digital Menu Board
IG Smart Menu
IN-VENUE DINING
Service
BACK OF HOUSE OPTIMIZATION
Sales & Catering
Residence Management
Retail
Golf
Spa
3rd Party Solution Integration With Modern Restful APIs

Agilysys Global Presence



Windsor, UK
Seattle, WA
Toronto, ON
Las Vegas, NV
Santa Barbara, CA
Alpharetta, GA
Dubai, UAE
Shenzhen, China
Hong Kong
Chennai, India
Manila, Philippines
Kuala Lumpur, Malaysia
Singapore
Australia
Principal Location
Country with Installation
Reseller

agilysys High Return Hospitality™

Publicly Traded - NASDAQ: AGYS

Corporate Headquarters
- Alpharetta, Georgia

North America Offices
- Las Vegas, Nevada
- Santa Barbara, California
- Bellevue, Washington
- Toronto, Ontario

EMEA Office
- United Kingdom
- Dubai, UAE

APAC Offices
- Hong Kong
- Malaysia
- Philippines
- Singapore
- China
- Australia

Demonstration Centers
- Las Vegas, Nevada

India Development Center
- Chennai, India

Global Customers


Gaming


Managed Foodservice


Hotels, Resorts
& Cruise


International

Station Casinos
Casino Arizona
Talking Stick Resort
Caesars Entertainment

Compass Group
University of Houston
BayCare
Morey's Piers and Water Parks

Hershey Entertainment & Resorts
Kalahari Resorts & Conventions
Marriott
Pinehurst
Royal Caribbean Group

Mohegan Inspire Entertainment Resort
Carnival UK
Marina Bay Sands Singapore
serco
Hilton

Total Addressable Market - TAM

$2.7B
POS Core
45% ARR*

$2.1B
PMS Core
18% ARR*

$16B
Total TAM

$2.5B
Tier 2 Core
12% ARR*

$8.7B
Other Add On
25% ARR*

$178M*
ARR

Exit rate ARR quarter ended Dec 31, 2024.

Agilysys Revenue Overview

16%

Total Revenue YOY Growth*

61%

Recurring Revenue as a % of Total Revenue*

60%

Subscription Revenue as a % of Recurring Revenue*

36%

Subscription Revenue YOY Growth Rate

**Data is as of the trailing twelve months ended December 31, 2024.*



We Provide Industry Leading Hospitality Solutions

Allocation of Revenue

Food and Beverage Solutions

POINT-OF-SALE: **55%** of Revenue

INVENTORY & PROCUREMENT: **5%** of Revenue

Lodging Solutions

PROPERTY MANAGEMENT: **25%** of Revenue

Cross Functional

Payment Revenue: **9%** of Revenue

DOCUMENT MANAGEMENT: **6%** of Revenue

Region

North America: **92%** of Revenue

APAC Plus EMEA: **8%** of Revenue

Note: Revenue contribution figures represent percentage for the trailing twelve months ended December 31, 2024 and include an allocation of total revenue (excluding services) amounts to our 4 core product groupings and payment software related revenue.

Existing Customer Greenspace - Average Products FY Exit Rate


2.5
2.25
2
1.75
1.5
1.25
1
FY2021
FY2022
FY2023
FY2024
Products Per Customer

Property Management Room Growth Opportunity

aPMS

Less than 300,000 rooms under PMS management today

Expected to add a majority of the Marriott U.S. and Canada Luxury, Premium and Select Service rooms (min. 450,000)

Should reach about 900,000 rooms under management in 3 years with combined current growth momentum in PMS and Marriott rooms

FY25 Annual Guidance

$273M
ANNUAL REVENUE

REVENUE

18%
ADJUSTED EBITDA
AS % OF REVENUE

Adjusted EBITDA

38% YEAR OVER YEAR GROWTH*

SUBSCRIPTION REVENUE

*Inclusive of Book4Time Subscription Revenue

FINANCIAL OVERVIEW



Evolving Business, Evolving P&L

Business Metrics (as of 12/31/24)

Recurring Revenue* As % of Total Revenue	61%
Subscription Revenue* As % of Recurring Revenue	60%
Services Revenue* As % of Total Revenue	23%
Subscription Revenue Growth Y/Y*	36%
New Customer Count*	58

Financial Metrics and Valuation*

Share Price (01/24/25)	$92.24
Diluted Shares Outstanding	28.2M
Diluted Market Capitalization	$2,605.6M
Cash (as of 12/31/24)	$60.8M
Debt (as of 12/31/24)	$60.9M
Enterprise Value	$2,605.7M
Revenue	$263.6M
Gross Profit	$165.2M
Adjusted EBITDA^	$50.0M
Earnings per Share	$0.79
EV/Revenue	9.9x
EV/Gross Profit	15.8x

^Non-GAAP measure, see reconciliation on slide 31.
**Trailing twelve months ended December 31, 2024.*

Strong Balance Sheet

Consolidated Balance Sheet *(in thousands)*		
	December 31, 2024	March 31, 2024
Cash, Cash Equivalents and Marketable Securities	$60,761	$144,891
Other Current Assets	70,449	44,046
Long-Term Assets	312,651	161,493
Total Assets	**$443,861**	**$350,430**
Current Liabilities	$114,950	$89,371
Other Liabilities	72,120	24,582
Total Liabilities	187,070	113,953
Shareholders' Equity	256,791	236,477
Total Liabilities and Shareholders' Equity	**$443,861**	**$350,430**

Revenue Growth ($M)

Nasdaq
AGYS



75
70
65
60
55
50
45
40
35
30
25
Sept CY19
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
Jun CY23
Sept CY23
Dec CY23
Mar CY24
Jun CY24
Sept CY24
Dec CY24
FY20
FY21
FY22
FY23
FY24
FY25

Recurring Revenue ($M)



Subscription
Maintenance
50.0
45.0
40.0
35.0
30.0
25.0
20.0
15.0
10.0
5.0
-
Sept CY19
Dec CY19
Mar CY20
Jun CY20
Sept CY20
Dec CY20
Mar CY21
Jun CY21
Sept CY21
Dec CY21
Mar CY22
Jun CY22
Sept CY22
Dec CY22
Mar CY23
Jun CY23
Sept CY23
Dec CY23
Mar CY24
Jun CY24
Sept CY24
Dec CY24
FY20
FY21
FY22
FY23
FY24
FY25

Recurring Revenue Growth ($M)



Subscription Revenue
Maintenance Revenue
30.0
28.0
26.0
24.0
22.0
20.0
18.0
16.0
14.0
12.0
10.0
8.0
6.0
4.0
2.0
Sep CY19
Dec CY19
Mar CY20
Jun CY20
Sep CY20
Dec CY20
Mar CY21
Jun CY21
Sep CY21
Dec CY21
Mar CY22
Jun CY22
Sep CY22
Dec CY22
Mar CY23
Jun CY23
Sep CY23
Dec CY23
Mar CY24
Jun CY24
Sep CY24
Dec CY24
FY20
FY21
FY22
FY23
FY24
FY25

Historical Financial Results



Revenue - GAAP
$275,000
$265,000
$255,000
$245,000
$235,000
$225,000
$215,000
$205,000
$195,000
$185,000
$175,000
$165,000
$155,000
$145,000
$135,000
$125,000
FY22
FY23
FY24
TTM*



GAAP Diluted EPS
$3.75
$3.00
$2.25
$1.50
$0.75
$-
$3.17
$0.79
FY22
FY23
FY24
TTM*



Adjusted EBITDA – Non-GAAP^
$50,000
$45,000
$40,000
$35,000
$30,000
$25,000
$20,000
FY22
FY23
FY24
TTM*



Adjusted Diluted Earnings per Share – Non-GAAP^
$1.40
$1.30
$1.20
$1.10
$1.00
$0.90
$0.80
$0.70
$0.60
$0.50
FY22
FY23
FY24
TTM*

All numbers in thousands.
^ Non-GAAP measure, see reconciliation beginning on slide 31.
**Trailing twelve months ended December 31, 2024.*

Book4Time Strategic Acquisition

Expanded Agilysys customer base of ~4,500 customers by 30%+

Only 10% customer overlap

Current market leader in spa software solutions

Strategic advantage in competitive ecosystem deals



$150M all cash transaction at ~9x revenue multiple

closed August 2024

book4time

Now part of agilysys

Strengthen product penetration in large global brands

agilysys

APPENDIX



agilysys

Hospitality Experience Cloud


RECEPTION

FOOD & BEVERAGE ECOSYSTEM

CORE POS

EXPERIENCE

- Mobile Food Ordering
- Dining Reservations
- Kiosk
- PanOptic Self-Checkout
- Kitchen Display
- Digital Menus
- Digital Menu Board

ENHANCERS

- Loyalty & Promotions
- Enterprise Analytics
- Secure EMV Payments
- QR Payment
- Stored-Value Payment
- Gift Card

HOSPITALITY & LEISURE ECOSYSTEM

CORE PMS

EXPERIENCE

- Property-Wide Booking
- Spa
- Golf
- Sales & Catering
- Activities
- Retail
- Membership
- Residence Management
- Mobile/Kiosk Check-In/Out
- Digital Keys

ENHANCERS

- Digital Marketing
- Loyalty and Promotions
- Service Task Optimization
- Enterprise Analytics
- Call Center
- Secure EMV Payments
- Digital Authorizations
- Gift Card
- Document Management

INVENTORY & PROCUREMENT ECOSYSTEM

CORE I&P

EDITIONS

- Standard
- Enterprise
- Professional

MODULES

- Barcode
- Retail
- Punch Out
- Direct

Hospitality Solution Studios

Tailored to maximize **Return On Experience** (ROE) by specific venue and management model

- Airport
- Amusement Park
- Casino
- Corporate Dining
- Cruise
- Healthcare
- Higher Education
- Hotel Brand
- Independent Hotel
- Life Plan Community
- Management Company
- Resort
- Stadium
- Venue

Agilysys Omnichannel POS Solution

InfoGenesis


Kiosk
Digital Menus/Ordering
Dining Reservations
Mobile / Web
Marketing & Upsell
Point-of-Sale
Payments
Inventory & Procurement
Mobile App & APIs
Analytics

Agilysys Lodging Ecosystem


Central Reservations:
Central Reservations
Staff Task Management & 2-Way Guest Communication:
Service
Sales & Catering:
Sales & Catering
Activities:
Golf
Spa
Reserve
Point-of-Sale & Retail:
InfoGenesis
Retail
PMS
Check-In/Out:
Express Mobile
Document Management:
DataMagine
Payments:
Authorize
Pay
Business Analytics:
Analyze
Online Booking:
Book
Marketing & Upsell:
Loyalty & Promotions
Digital Marketing

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

(In thousands)	TTM*	Twelve Months Ended March 31, 2024	2023	2022
Net income	**$22,261**	$ 86,195	$ 14,582	$ 6,478
Income tax provision (benefit)	**2,846**	(65,511)	1,182	33
Income before taxes	**25,107**	20,684	15,764	6,511
Depreciation of fixed assets	**3,592**	3,896	1,769	2,210
Amortization of internal-use software and intangibles	**3,023**	1,366	1,743	1,654
Amortization of developed technology acquired	**340**	159	159	42
Interest (income), net	**(3,681)**	(5,083)	(2,192)	(47)
EBITDA (a)	**28,381**	21,022	17,243	10,370
Share-based compensation	**17,278**	14,111	12,958	14,549
Other charges, net	**4,286**	1,756	435	1,584
Other non-operating (income) expense, net	**(664)**	152	(697)	(145)
Legal settlements	**727**	28	352	969
Adjusted EBITDA (b)	**$50,008**	$ 37,069	$ 30,291	$ 27,327

(a) EBITDA, a non-GAAP financial measure, is defined as net income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology)

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest (income), net, depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) share-based compensation, ii) other charges, net iii) other non-operating (income) expense, net, and iv) legal settlements

**Trailing twelve months ended December 31, 2024.*

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO EBITDA AND ADJUSTED EBITDA
(UNAUDITED)

	Three Months Ended														
(In thousands)	**December 31, 2024**	**September 30, 2024**	**June 30, 2024**	**March 31, 2024**	**December 31, 2023**	**September 30, 2023**	**June 30, 2023**	**March 31, 2023**	**December 31, 2022**	**September 30, 2022**	**June 30, 2022**	**March 31, 2022**	**December 31, 2021**	**September 30, 2021**	**June 30, 2021**
Net income	**$ 3,830**	$ 1,364	$ 14,106	$ 2,961	$ 77,141	$ 4,545	$ 1,548	$ 4,075	$ 3,892	$ 3,576	$ 3,039	$ 1,982	$ 1,542	$ 982	$ 1,972
Income tax provision (benefit)	**3,913**	3,782	(6,734)	1,885	(68,043)	295	352	262	678	(158)	398	(232)	24	48	193
Income before taxes	**7,743**	5,146	7,372	4,846	9,098	4,840	1,900	4,337	4,570	3,418	3,437	1,750	1,566	1,030	2,165
Depreciation of fixed assets	**985**	915	838	854	909	1,209	923	398	437	461	473	602	495	548	566
Amortization of internal-use software and intangibles	**1,622**	904	251	246	343	347	430	417	430	443	453	577	267	345	465
Amortization of developed technology acquired	**163**	99	38	40	39	41	39	39	39	40	41	42	-	-	-
Interest expense (income), net	**241**	(637)	(1,782)	(1,503)	(1,252)	(1,227)	(1,101)	(1,006)	(704)	(379)	(100)	(8)	(6)	(13)	(21)
EBITDA (a)	**10,754**	6,427	6,717	4,483	9,137	5,210	2,191	4,185	4,772	3,983	4,304	2,963	2,322	1,910	3,175
Share-based compensation	**4,218**	4,009	4,429	4,622	3,638	2,684	3,167	3,548	3,466	3,456	2,488	3,747	3,839	3,342	3,621
Other (gains) charges, net	**(12)**	2,037	550	1,711	(924)	210	759	61	93	67	214	398	381	580	225
Other non-operating (income) expense, net	**(574)**	(383)	157	136	(95)	(51)	159	102	(384)	(112)	(304)	(197)	52	103	(103)
Legal settlements	**330**	104	265	28	-	-	-	248	104	-	-	598	4	337	30
Adjusted EBITDA (b)	**$ 14,716**	$ 12,194	$ 12,118	$ 10,980	$ 11,756	$ 8,053	$ 6,276	$ 8,144	$ 8,051	$ 7,394	$ 6,702	$ 7,509	$ 6,598	$ 6,272	$ 6,948

(a) EBITDA, a non-GAAP financial measure, is defined as net income before income taxes, interest income (net of interest expense), depreciation and amortization (including amortization of developed technology)

(b) Adjusted EBITDA, a non-GAAP financial measure, is defined as income before income taxes, interest (income), net, depreciation and amortization (including amortization of developed technology), and excluding charges relating to i) share-based compensation, ii) other charges, net iii) other non-operating (income) expense, net, and iv) legal settlements

Non-GAAP Reconciliation

AGILYSYS, INC.
RECONCILIATION OF NET INCOME TO ADJUSTED NET INCOME FOR ADJUSTED EARNINGS PER SHARE
(UNAUDITED)

(In thousands, except per share data)	TTM* 2025	Twelve Months Ended March 31, 2024	2023	2022
Net income attributable to common shareholders	**$ 22,261**	$ 84,991	$ 12,746	$ 4,642
Amortization of internal-use software and intangibles	**3,023**	1,366	1,743	1,654
Amortization of developed technology acquired	**340**	340	159	42
Share-based compensation	**17,278**	14,111	12,958	14,549
Tax events (a)	**(5,388)**	(69,067)	-	-
Other charges, net	**4,286**	1,756	435	1,584
Legal settlements	**727**	28	352	969
Income tax adjustments	**(5,023)**	(3,805)	(3,274)	(2,594)
Adjusted net income (b)	**$ 37,504**	$ 29,720	$ 25,119	$ 20,846
Basic weighted average shares outstanding	**27,667**	25,668	24,694	24,357
Diluted weighted average shares outstanding	**28,314**	26,842	25,929	25,483
Adjusted basic earnings per share (c)	**$ 1.36**	$ 1.16	$ 1.02	$ 0.86
Adjusted diluted earning per share (c)	**$ 1.32**	$ 1.11	$ 0.97	$ 0.82

(a) Tax events include excess tax benefits or deficiencies related to share-based compensation, release of valuation allowances against deferred income taxes, and changes in uncertain tax positions

(b) Adjusted net income, a non-GAAP financial measure is defined as net income attributable to common shareholders before amortization expense (including amortization of developed technology), share-based compenation, and other charges, net, and legal settlements, less the related income tax effect of these adjustments, as applicable, at the Company's current combined federal and state income statutory tax rate and, as defined under (a) above, tax events.

(c) Adjusted earnings per share, a non-GAAP financial measure, is defined as adjusted net income divided by basic and diluted weighted average shares outstanding

**Trailing twelve months ended December 31, 2024.*

Cash Flow

(In thousands)	TTM*	31-Mar FY24	31-Mar FY23	31-Mar FY22
Operating activities				
Net income from operations	**$ 22,261**	$ 86,195	$ 14,582	$ 6,478
Non cash adjustments, restructuring, legal settlements	**23,090**	(48,125)	16,355	17,683
Changes in assets & liabilities	**12,432**	10,116	3,526	4,314
Net cash provided by operating activities	**57,783**	48,186	34,463	28,475
Investing activities				
Capital expenditures	**(2,551)**	(8,127)	(7,238)	(1,197)
Cash (paid for) business combinations, net of cash acquired	**(144,945)**	-	395	(24,455)
Proceeds from sale of assets	**552**	552	-	-
Investments	**(52)**	(27)	(27)	(27)
Net cash used in investing activities	**(146,996)**	(7,602)	(6,870)	(25,679)
Net cash provided by (used in) financing activities	**34,092**	(8,558)	(11,094)	(4,901)
Effect of exchange rate	**(318)**	23	(628)	(104)
(Decrease) increase in cash & cash equivalents	**(55,439)**	32,049	15,871	(2,209)
Cash & cash equivalents - beginning of period	**116,200**	112,842	96,971	99,180
Cash & cash equivalents - end of period	**$ 60,761**	$ 144,891	$ 112,842	$ 96,971

Trailing twelve months ended December 31, 2024.

CONTACT

Jessica Hennessy
Senior Director Corporate Strategy and Investor Relations
(770) 810-6116
InvestorRelations@agilysys.com